18005008

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received FEB 28 2018

| OMB APPROVAL | |
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| SEC FILE NUMBER |
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| 8-24181 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEVY HARKINS & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

366 MADISON AVENUE, 14TH FLOOR

(No. and Street)

| NEW YORK | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J HARKINS 212-888-3030

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP

(Name – *if individual, state last, first, middle name*)

| 132 NASSAU ST., SUITE 1023 | NEW YORK, NY | NY | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



DB

# OATH OR AFFIRMATION

I, MICHAEL J. HARKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *LEVY HARKINS & CO., INC.*, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LUCIA LOSEALZO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LO6008231
Qualified in Westchester County
My Commission Expires June 08, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation. of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Levy Harkins & Co., Inc.**
**Statement of Financial Condition**
**December 31, 2017**

## Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Levy, Harkins & Co., Inc.
366 Madison Avenue – 14th Floor
New York, NY 10017

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Levy, Harkins & Co., Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Levy, Harkins & Co., Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of Levy, Harkins & Co., Inc.'s management. Our responsibility is to express an opinion on Levy, Harkins & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Levy, Harkins & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Levy, Harkins & Co., Inc.'s auditor since 1995.

New York, NY
February 15, 2018

**Levy Harkins & Co., Inc.**
**Statement of Financial Condition**
**December 31, 2017**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 1,056,975 |
| Investment advisory fees receivable | 545,007 |
| Prepaid expenses and other receivables | 69,482 |
| Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $229,587 | 118,624 |
| Security deposit | 129,161 |
| Pension plan asset | 1,532,152 |
| Total assets | $ 3,451,401 |

| | |
|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 276,642 |
| Total liabilities | 276,642 |
| **Commitments and contingencies** | |
| **Stockholders' Equity** | |
| Common stock - $1.00 par value; 430.10 shares authorized, issued and outstanding | 400 |
| Additional paid-in capital | 39,750 |
| Retained earnings | 2,860,550 |
| Less: 221.50 shares treasury stock at cost | (92,662) |
| Accumulated other comprehensive income (loss) | 366,721 |
| Total stockholders' equity | 3,174,759 |
| Total liabilities and stockholders' equity | $ 3,451,401 |

See accompanying notes to the Statement of Financial Condition

**Levy Harkins & Co., Inc.**
**Notes to the Statement of Financial Condition**
**December 31, 2017**

## 1. Organization and Nature of Business

Levy Harkins & Co., Inc. (the "Company") is a registered broker-dealer, providing investment advisory services mainly to individual investors. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company clears all securities transactions through its clearing broker, National Financial Services LLC, on a fully disclosed basis.

## 2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments with maturities of three months or less.

Income Taxes – The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Provision for New York City General Corporation Tax was based on income plus certain modifications to net income.

Fixed Assets - Furniture and fixtures are depreciated on the accelerated cost recovery and straight-line methods over an estimated useful life of three to ten years. The various methods are used for book and tax purposes and do not differ materially from generally accepted accounting depreciation methods. Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

## 2. Summary of Significant Accounting Polices (continued)

Pension Costs – The Company accounts for pension costs under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and other Post- Retirement Plans." Among other things the provisions of these standards standardize the disclosure requirements for pension and other post-retirement benefits to the extent practicable.

Changes in the value of pension assets and pension obligations are netted and recognized on the Statement of Financial Condition as they occur. On the Statement of Operations such changes are not recognized as they occur but systematically and gradually over subsequent periods. Items recognized on the Statement of Financial Condition but deferred for Statement of Operations recognition are included in accumulated other comprehensive income.

Government and Other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold any customers' funds or securities.

## 3. Pension Plan

The Company established, in 1999, a non-contributory defined benefit pension plan and a defined contribution plan which in total cover all full-time employees. Benefits are based on years of service and compensation. The following table sets forth the plans funded status and amounts recognized in the Company's Statement of Financial Condition at December 31, 2016:

| | |
|---|---|
| Benefit obligation | $ 3,538,845 |
| Fair value of plan assets | 5,070,996 |
| Funded status | $ 1,532,151 |
| | |
| Amount recognized in the statement of financial condition (net of deferred taxes) | $ 1,532,151 |
| Accumulated benefit obligation | $ 3,386,491 |
| | |
| Weighted-average assumptions | |
| Discount rate | 3.75% |
| Expected return on plan assets | 9.00% |
| Rate of compensation increase | 3.00% |
| | |
| Employee contribution | $ - |
| Benefits paid | $ 260,000 |

## 3. Pension Plan (continued)

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 9% long-term rate of return on assets assumption.

As of December 31, 2017, the pension plan assets were allocated 100% to equity securities.

The Company's overall investment strategy for the pension plan assets is to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants while still allowing for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition.

The Company does not expect to contribute to its pension plan in fiscal 2018.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| | |
|---|---|
| 2018 | $ 260,000 |
| 2019 | $ 260,000 |
| 2020 | $ 260,000 |
| 2021 | $ 260,000 |
| 2022 | $ 260,000 |
| Thereafter | $ 1,300,000 |

## 4. Commitments and Contingencies

The Company operates at office facilities under a lease expiring July 31, 2018. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The Company's minimum rental commitments over the life if the lease is as follows:

| | |
|---|---|
| 2018 | 231,792 |
| | $ 231,792 |

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, no guarantees and had not been named as a defendant in any lawsuit at December 31, 2017.

**5. Related Party Transaction**

The Company rents additional office space from an of the Company on a month to month basis.

**6. Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

**7. Concentrations of Credit Risk**

As of December 31, 2017, the bank balance was in excess of the FDIC insurance limit.

**8. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had net capital of $779,310, which was $760,867 in excess of its required net capital of $18,443. The Company's net capital ratio was 0.35%.

**9. Subsequent Events**

Subsequent events have been evaluated through the date the financial statement was available to be issued and no events have been identified which require disclosure.